UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   MONROE J. CARELL, JR.
   614 LYNWOOD BLVD.
   NASHVILLE, TN  37205
2. Issuer Name and Ticker or Trading Symbol
   CENTRAL PARKING CORPORATION (PK)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   March 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [X] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   CHAIRMAN
   CHIEF EXECUTIVE OFFICER
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  03/21/97    G    V   33,333        D  $0.0000                     D
                                                          (1)
Common Stock                                  03/21/97    G    V   133,333       D  $0.0000      6,059,930      D
                                                          (2)
Common Stock                                                                                     1,256,491      I  by Trust

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $31.8750                                                                   09/30/97     10/01/06
(right to buy) (3)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   6,275                     6,275         D
(right to buy) (3)

Explanation of Responses:

(1)
Bona fide gift to Tennessee Botanical Gardens and Fine Arts Center, Inc. - Cheekwood.  The reporting person disclaims beneficial ownership of these shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.
(2)
Bona fide gift to The Monroe Carell, Jr. Foundation.  The reporting person disclaims beneficial ownership of these shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.
(3)
Option to purchase common stock granted pursuant to the Company's 1995 Incentive and Nonqualified Stock Option Plan for
Key Personnel.

SIGNATURE OF REPORTING PERSON




/S/ MONROE J. CARELL, JR.
DATE 04/10/97